EXHIBIT 12.1

APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In millions, except ratio data)

(Unaudited)	2015*	2014*	2013*	2012*	2011*

EARNINGS
Pretax income (loss) from continuing operations	$(12,169)	$(6,830)	$947	$2,712	$4,694
Add:Fixed charges excluding capitalized interest	540	466	538	525	474
Adjusted Earnings	$(11,629)	$(6,364)	$1,485	$3,237	$5,168

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$486	$499	$560	$500	$429
Amortization of debt expense	11	6	8	7	5
Interest component of lease rental expenditures (2)	57	45	69	62	60
Fixed charges	554	550	637	569	494
Preferred stock dividend requirements (3)	—	—	6,526	368	166
Noncontrolling interest	(315)	341	56	—	—
Combined Fixed Charges and Preferred Stock Dividends (1)	$239	$891	$7,219	$937	$660
Ratio of Earnings to Fixed Charges (4)	—	—	2.33	5.69	10.46
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (5)(6)	—	—	—	3.45	7.83
*Financial information for all periods has been recast to reflect retrospective application of the successful efforts method of accounting. See Note 1 to consolidated financial statements.

(1)
Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)
Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies for all periods presented.

(3)
The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings, which is calculated using the effective tax rate, that would be required to cover its preferred stock dividends.

(4)	The Company’s 2015 and 2014 earnings are inadequate to cover fixed charges, with a deficit of $12.2 billion and $6.9 billion, respectively.

(5)	The Company’s 2015 and 2014 earnings are inadequate to cover fixed charges and noncontrolling interest, with a deficit of $11.9 billion and $7.3 billion, respectively.

(6)	The Company's 2013 earnings are inadequate to cover fixed charges, preferred stock dividend requirements, and noncontrolling interest, with a deficit of $5.7 billion.